Invest in Rhino Hide

Technology Government Construction B2B Manufacturing

Rhino Hide Bulletproof Wall Filler Protects People Wherever they Gather

RHINO-HIDE.COM SAGLE IDAHO





School safety is an immense and rising market with tremendous potential, but more importantly, we can make a meaningful contribution to end the widespread school shooting problem now. Together our team has the experience and the drive to develop the products and build the business. We can employ our skills to make considerable positive change.

Jason Giddings Founder/CEO @ Rhino Hide

Why you may want to invest in us...

1. Allows students and teachers to shelter-in-place from an active shooter or a severe storm
2. Huge B2B and B2C market verticals
3. Can be retrofitted into any building in a very short time at a lower cost
4. Dampens sound and Improves resistance to fire

Why investors ❤ us

WE'VE RAISED $478,167 SINCE OUR FOUNDING



Rhino Hide offers a very valuable product to improve the safety of our kids and people in public spaces during these turbulent times. With increasing civil unrest and active shooters becoming prevalent, we need solutions to keep our families safe. Rhino Hide offers a solution that provides unmatched safety and protection for the people we love. Rhino Hides unmatched ability to be retrofitted to existing infrastructure at significantly lower cost than existing solutions gives it a significant advantage over the competition and creates a larger market opportunity.

I have been an investor in Rhino Hide since 2018, Jason has provided exemplary communication with his investors giving us

... read more

Mark Nelson Chief Digital Officer - Kiosk

LEAD INVESTOR | INVESTING $10,000 THIS ROUND

Previous Investor, Mr.Giddings is professional, answers all questions promptly, and never had any problems.

Charles Ross ★

I believe that this product offers protection for our school age children like nothing else in the marketplace and I believe in it.

Joe Buffalin ★

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jason Giddings
Founder/CEO
An aerospace engineer, Inventor, and business owner, Jason has spent the last 25 years of his life developing and manufacturing products ranging from control systems for 450' long double-ended ferries to salivary diagnostic tools for COVID 19.



David Rogers
Board Member - Business Development/Marketing
David has extensive experience in product marketing, business development, contract manufacturing, and building customer solutions. Strategic leader adept in organizing teams, developing efficient channels of communication, and building businesses.



Doug Marks
Board Secretary - Legal Business Development
Doug has experience in a wide range of business contexts. He has done corporate bankruptcy work, both debtor and creditor, civil litigation, corporate formation and governance, as well as commercial leasing for clients both large and small.



Alan Pagni
Board Member - Polyurethane Chemist
Alan is a true scientist and an expert in the field of polyurethane product development. He comes highly recommended by both our manufacturing partners and our supply chain advisors. He has a Master of Science degree with a focus on polymer science.

Downloads

- Rhino Hide Pitch Deck 081920 1 .pdf
- Rhino Hide Inc Business Plan 08212020 R2.pdf
- Rhino-Hide-Inc-2021-2023-Original-Forecast R2.pdf

Walls Alone Can't Stop Bullets

If a shooter can't get into a classroom, and they can't shoot or break through the walls, then they can't harm our kids. Based on our testing, shown below, a typical bullet can penetrate more than eight wall sections before the projectile is stopped. Stray bullets from police attempting to stop a shooter can also be dangerous to students and teachers. **Our kids need a way to instantly shelter-in-place so they can be safe until the police arrive.**


8 Wall Shotgun
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AVERAGE SCHOOL SHOOTING LASTS 12.5 MINUTES
AVERAGE POLICE RESPONSE TIME IS 18 MINUTES
DEPARTMENT OF HOMELAND SECURITY

THE SOLUTION

Rhino Hide - Developed to Save Lives

Rhino Hide is a two-part liquid that is poured into any wall and then hardens to become bulletproof!

Rhino Hide is a completely new category of products made from a two-part composite-reinforced liquid and filled with a special aggregate. The blend is poured into small holes at the top of any standard wall. Once the wall is filled, the liquid chemically cures in a few hours to a hard plastic consistency. The formulated composite in this new product makes the walls or structures they are filled with impervious to projectiles from small arms fire and **even projectiles from extreme weather such as hurricanes or tornadoes.**



WHAT WE DO

We Blend Safety

Rhino Hide manufactures and sells a proprietary blend of 2-part polyurethane and cost-reducing aggregate made from recycled car tires. Car tires are one of the few materials that actually cost less than nothing. Tire stores must dispose of millions of tires per year and they are willing to pay to get rid of them!

- We offer 3 blends to meet various price points and strength needs.
- Rhino Hide includes an additive to improve flame resistance and reduce smoke in the case of a fire.
- “Part A” is red and “Part B” is yellow so when they are completely blended it makes Rhino Hide Orange to provide a visual cue that the product is completely blended.



Rhino Hide uses special poly-tube liners similar to the produce bags you put your tomatoes in at the grocery store. Each liner is inserted into the wall through a small hole at the top, and then filled with the liquid Rhino Hide. This protects the internal wall components and eliminates internal wall stresses caused by adhesion and slight shrinkage.

We offer **Do-It-Yourself** kits allowing homeowners to install Rhino Hide in their personal shelters. Small amounts can be mixed by hand with standard tools.

We also offer **Industrial Installation Equipment** for our large-scale Certified Installer Network. This allows Rhino Hide to be installed in huge building in a relatively short time and with a small crew.

THE BUSINESS MODEL

Rhino Hide Sales and Marketing focuses on Certified Installers and Do-it- yourself (DIY) customers. We cultivate our contacts using Automated Digital Marketing Funnels and Trade-show or Home-Show Marketing. Customers in each channel will flow through the marketing process of awareness, interest, desire, and action. Qualified leads will be given to the sales group to close the sale and provide follow-up support.

Certified Installers: Rhino Hide has already began recruiting businesses that specialize in sheetrock, concrete, and insulation installations as well as security industry partners to become Certified Installers for our products.

After our marketing has moved them into the sales funnel our automated website will guide each one through the onboarding process, systematically giving them the information they need to complete each section. We will also offer an account management team to monitor and nurture the onboarding process for each user and provide direct assistance anytime the user runs into hurdles.

Once certified, these installers will then be allowed to purchase equipment and supplies with exclusivity and discounted rates. Installers will then act as a customer service and sales arm for generating end-customer commercial and consumer sales as well as quality service.

DIY Customers: These customers include homeowners and individuals that buy product and install themselves. Rhino Hide will develop an automated digital marketing funnel as well as participate in home shows to generate new customers.

Everything that our DIY customers need will be available online, from how-to videos to tools for calculating how much wall filler they will need. We will also have customer service representatives available to answer any questions, but by providing all-inclusive information we can give them the confidence they need to make the purchase and reduce the number of calls our customer support team receives.

Three Revenue Streams to Support Growth

- Includes forward-looking projections that cannot be guaranteed

1 - Installation Equipment

- Metered mixing pumping equipment

- Tank heaters, stirrers, handling equipment

- Training and certification included

- **Estimated $8M equipment revenue in the first 2 years** (not guaranteed): Our goal is to get 300 companies signed up to be certified installers within the first two years after sales begin. Each certified installer must purchase at least one of our computer-controlled mixing pumps. Each mixing pump costs $20,000. Even if we only reach half of our goal that equates to $4M of revenue. Each unit costs about $4200 to build. We feel confident that we can sign up 300 certified installers. In our first year we signed up 193 without marketing. Once we are ready to sell product we intend to market the installer opportunity to companies with similar expertise such as spray foam, concrete, and sheetrock companies. These projections cannot be guaranteed.



2 - Bulletproof Wall Fillers

- 330 gallon, 55 gallon, 5 gallon

- 3 blends available

- Part A and Part B for each

- **Estimated $18M wall-filler revenue in the first 2 years:** We expect sales to start slow in the first year, as we bring on certified installers and they become trained and ramp up their operations. According to our estimated trajectory of onboarding, we expect to be able to bring on between 150 and 300 Certified Installers by the end of the second year after sales begin. These installers will come on gradually over the first two years. On average we expect each will sell around 600 gallons per year. 150 Installers X 600 gallons X $35 per gallon X 2 years = $6.3M (Rhino Hide costs $12 per gallon to manufacture).This $4M in revenue is based on 120 active installers performing an average of $35,000 within the first two years. This equates to about 1000 gallons of product per Installer.


RHINO HIDE

3 - Consumable

- Disposable mixing nozzles and elements
- Protective poly wall liners
- Equipment parts
- **Estimated $60,000 consumable revenue in the first 2 year:** Consumables include the disposable mixing elements, liner bags and replacement parts for the pumping equipment. With 150 – 300 computer-controlled pumps in the field we expect each installer to easily consume well over $400 worth of consumable per year, if each one installed 1 average size school per quarter. The cost of these parts it typically 25% of the retail price so the cost of $60,000 in sales would be about $15,000. The $60,000 is based on an estimated average installation of only 4 average-sized classrooms for each of 150 installers.



HOW WE ARE DIFFERENT

More Sense for Less Cents

Time to Shelter: Our competitor's shelters are constructed in the corner of the classroom and hold a limited number of kids. Moving kids from their seats to the shelter wastes valuable time. With Rhino Hide, the classroom is the shelter. Kids are safe at their desks until the police arrive.

Retrofittable: Other bulletproof wall solutions require the wall to be removed and reconstructed using hard-to-work-with materials. Some competitive products are attached to the outside of the wall. Rhino Hide just pours into the existing walls and hardens to become bulletproof.


Would you want to be in this line, with
an active shooter in the building?

Use of Space: Setting up a standalone shelter in the corner of each classroom uses a lot of valuable space and will only protect a limited number of students. With Rhino Hide, the entire classroom, with the maximum capacity of students, is protected without taking up any extra space.

Cost: One of our competitors recently installed its product in an Oklahoma school with just 6 classrooms. The total cost was a whopping $400,000 and took several weeks for the process. Rhino Hide could have been installed for less than $150,000 in a fraction of the time.

THE MARKET

Schools are Seeing an Increase to their Security Budget

According to the National Center for Education Statistics, there are over 138,000 schools in the United States. K-12 enrollment is about 55 million students per year, with an average class size of 21 students. At an average cost of $15,000 to secure a classroom with Rhino Hide, we can estimate that the **total available market size is $39 billion to secure approximately 2.6 million classrooms**.



Federal Education Budget Allocations
Safety and Improvements
Title 1 Funding
Head Start Programs
Special Education
Other/Misc Funding
School Lunch Programs
$16.3 Billion
$14 Billion
$11.3 Billion
$6.4 Billion
$14.2 Billion
$8.7Billion

School safety budgets are getting a boost. A March press release from the U.S. House of Representatives Committee on Appropriations touted $2.3 billion in increases for school safety this year alone, with funds coming through programs at the Education, Justice, and Health and Human Services departments. Local funding, which makes up about half of the overall educational budget, is also being increased.

OUR TRACTION

We've Already Raised Over $450,000

Since the start of the Rhino Hide business on June 13, 2018, we have made a tremendous amount of progress in a very short time.

In the last year we have:

- Entered into negotiation with large manufactures for deals that would be worth over $7M
- Developed and successfully live-fire tested the Rhino Hide bulletproof wall filler product. Certified testing for flame, insulation, and soundproofing is ongoing.
- Filed a provisional patent for our bulletproof wall filler. Several other patents are currently being pursued.
- Raised over $450,000 in our seed round and received significant over-subscriptions after the initial close.
- Constructed a small scale mixing plant capable of manufacturing $60,000 worth of product per day for testing and low level production.
- Designed computer-controlled mixing equipment for our certified installers. Currently building prototypes to be tested by early adopters.
- Recruited over 200 businesses that hope to be certified installers. The process of vetting and onboarding them will begin when we are ready to start selling.



LOCATION & FACILITIES

We Love it Here

Rhino Hide currently operates in a rented 3,000 square foot building located in Sandpoint, Idaho. We have set up prototype and low-level production equipment here and have enough space for up to about 10 team members, as well as a small amount of inventory.

In the near future we intend to relocate to a larger facility nearby and eventually manufacture our products in-house.



North Idaho is an exceptional place to live and grow a new manufacturing business. Work ethic is abundant, and a multi-disciplined workforce is plentiful in the northwest. The Sandpoint area has been deemed a federal opportunity zone which is a designated low-income census tract, eligible to receive private investments through Opportunity Funds as well as federal tax incentives. In addition, Rhino Hide has been offered local tax deferrals for the first 5 years of sales.

Our long-term plans are to manufacture in Sandpoint, but our initial manufacturing will take place at American Colors, a toll manufacturer located in Sandusky, Michigan with alternate manufacturing locations in Tennessee and Texas. They will be able to warehouse and manufacture product in each location and can drop-ship under our branding directly to our customers throughout the United States, until we are ready to transition to in-house production.

THE VISION

We Already Have Recruited Over 200 Certified Installers

We have recruited over 200 companies to be our Certified Installers, just in the last year. We will be going through these candidates to make sure they will be exceptional partners. Within two years after sales begin, our goal is to have at least 300 fully vetted Certified Installers installing Rhino Hide all over the United States.

If each Installer only did **1 average install per year:**

- Rhino Hide's gross revenue would be $75M per year: There are 140,000 schools in the US, educating a total of 55M students. The average class size is 21 students in 2.6M classrooms. Based on that A typical school has about 18 classrooms. It costs about $15,000 to protect one classroom, therefore, the average-sized install would cost $270,000. 300 installers performing one $270,000 install per year = $81M (Rhino Hide costs $12 per gallon to manufacture)

- Resulting in approximately 300 jobs

If each installer did **4 average installs per year:**

- Rhino Hide's gross revenue would be $300M per year: There are 140,000 schools in the US, educating a total of 55M students. The average class size is 21 students in 2.6M classrooms. Based on that A typical school has about 18 classrooms. It costs about $15,000 to protect one classroom, therefore, the average-sized install would cost $270,000. 300 installers times 4 $270,000 installs per year = $324M (Rhino Hide costs $12 per gallon to manufacture)

- Resulting in approximately 800 Jobs


United States
Mexico

What Your Investment Pays For

We have raised $450,000 of investment so far using equity crowdfunding. We plan to raise between $250,000 and $615,000 more to get us to sales.

The funds we raise on WeFunder will be used for the following:

- Secure the IP we have developed over the first year of development

- Independently test our 3 product blends for UL certification

- Develop our website to include Certified Installer portals

- Develop video training assets

- Construct molds for the plastics used in our pumping equipment

- Build chemical and installation equipment inventory

- Begin the online and trade-show marketing efforts

- Facilities and operations

MEET THE FOUNDER

This is Personal

"My name is Jason Giddings. I am an aerospace engineer, and I have spent the last 25 years of my life designing and manufacturing product ideas for other people and businesses. I have had a lot of experience with my own start-up companies as well as others.

I invented Rhino Hide because I have a daughter in high school. I see that school shootings are a huge problem in the US. It is sickening to imagine this sort of violence occurring at her school. Unfortunately, the topic of school shootings has become a political tool. It is frustrating to see politicians on both sides using this, to further their own agendas. There is a solution and it is simple. Keep the bad folks out, and make it impossible to do any harm."

- Jason Giddings

CEO


JASON GIDDINGS
Founder, Rhino Hide

WHY INVEST

We Plan to Make Schools Safer - You Can Help

Schools safety is a massive and rising market with tremendous potential, but more importantly, **I believe we can make a meaningful contribution to end the school shooting issue now**. Those of us who have the experience and the drive to develop products and businesses can use our skills to do some good.



Investor Q&A

— COLLAPSE ALL

What does your company do?

School shootings have become a real problem in the United States. While the chances are relatively small that a shooting will occur in any one school, the consequences are disastrous and tear apart whole communities and even the nation. Rhino Hide Bulletproof Wall Filler is a two-part liquid that is poured or pumped into small holes in walls of schools or other buildings, and then hardens to become bulletproof. It also serves to resists projectiles from hurricanes and tornadoes.

Where will your company be in 5 years?

With a total K-12 public school building market size in the US of over $39 billion, we hope and expect to be fulfilling orders to .001% of the 140,000 schools annually. This equates to sales of $39 million per year within the school market vertical alone. These projections cannot be guaranteed.

Why did you choose this idea?

School safety is an immense and rising market with tremendous potential, but more importantly, we can make a meaningful contribution to end the widespread school shooting problem now. Together our team has the experience and the drive to develop the products and build the business. We can employ our skills to make considerable positive change.

What are your markets?

Our markets include schools, community storm shelters, government buildings, DIY shelters, police buildings and vehicles, rapid deploy military barriers, banks, and theaters.

What are your revenue streams?

Chemicals - We sell our two-part polyurethane wall filler in various blends to address different threat levels up to UL 752 Level 8.

Equipment - We sell our computer controlled mixing and filling equipment as well as parts and handling tools to our Certified Installer Network.

Do it Yourself(DIY) - We sell small installation kits, liners, funnels, and other consumables associated with our online DIY customer base.

What is your exit strategy?

We are excited about our three to five year plan to build and grow the Rhino Hide business. By the end of year 3, after sales have begun, we expect to start becoming an attractive acquisition target for larger companies in the areas such as polyurethane manufacturing, national spray-foam insulation, and security. Our sales and growth trajectories will be well established and justify the right price to sell the business.

How will you access the whole market as a small start-up?

Rhino Hide will target companies that specialize in sheetrock, concrete, and insulation, as well as security industry partners to become certified to install our products through an automated online training program. Once certified, these installers will then purchase equipment and supplies with exclusivity and discounted rates.

This network of at least 400 installers, spread all over the United States, will act as a customer service and sales arm for generating end-customer commercial and consumer sales. Rhino Hide will still have an in-house team for sales and customer service but our Certified Installer Network will give our end-customers much better access to support.

Financials

Rhino Hide has financial statements ending October 31 2018. Our cash in hand is $14,296, as of August 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,200/month.

At a Glance

January 1 to December 31

$0
Revenue

$0
Net Profit

$0
Short Term Debt

$0
Raised in 2018

$14,296
Cash on Hand
As of 08/10/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

School shootings have become a real problem in the United States. While the chances are relatively small that a shooting will occur in any one school, the consequences are disastrous and tear apart whole communities and even the nation.

Rhino Hide Bulletproof Wall Filler is a two-part liquid that is poured or pumped into small holes in walls of schools or other buildings, and then hardens to become bulletproof. It also serves to resists projectiles from hurricanes and tornadoes.
With a total K-12 public school building market size in the US of over $39 billion, we hope and expect to be fulfilling orders to .001% of the 140,000 schools annually in five years. This equates to sales of $39 million per year within the school market vertical alone. These projections cannot be guaranteed.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Rhino Hide LLC was incorporated in the State of Idaho in June 2018.

Since then, we have:

- Allows students and teachers to shelter-in-place from an active shooter or a severe storm

- Can be retrofitted into any building in a very short time at a lower cost

- Dampens sound and Improves resistance to fire

Historical Results of Operations

Our company was organized in June 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.

- *Assets.* As of December 31, 2019, the Company had total assets of $20,000, including $20,000 in cash. As of December 31, 2018, the Company had $56,907 in total assets, including $7,487 in cash.

- *Net Income.* The Company has had net income of $0 and net losses of $116,690 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $454,112 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Rhino Hide LLC cash in hand is $14,296, as of August 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,200/month, for an average burn rate of $4,200 per month. Our intent is to be profitable in 12 months.

Rhino Hide Has raised $35,000 since the close of our last CPA Review ending 31 December 2019. We also recruited Alan Pagni as a Chemist who has agreed to perform his duties purely for equity in the amount of 204,000 Class B Shares.

We expect to need a total of $250,000 to reach a revenue generating point. If we raise less than that during this offering, we will solicit private investments.

Expenses:

Over the next 6 months we expect to have the following expenses:

Operations - $30,000

Web Development - $20,000

Intellectual Property Protection - $30,000

Underwriters Laboratories Testing - $30,000

Development of Video Assets - $40,000

Installation Equipment Tooling - $40,000

Inventory - $100,000

Marketing - $50,000

Assets are being accumulated and there is currently no debt. After the current phase of fundraising the company will likely have tooling complete and posses sufficient assets to qualify for other types of capital.

Accelerator Loan: One possible option is to procure a loan of up to $250,000 from the local Ignite Northwest Incubator. I am a graduate and, as such, may qualify for this favored program.

Bank Loan: Although it is not preferred and will be avoided, a small business loan based on assets might allow the company to reach its goals without being fully funded, and lines of credit could be used for short term inventory needs. It would be far better for the company to avoid being saddled with debt by taking on more investment from existing or new investors instead of bank loans or alike.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	0%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.00	$0	100%
Revenue to Receivables:	**Debt Ratio:**	
~	0%	

Rhino Hide 2018 IND CPA Review.pdf

Risks

1. Our patents and other intellectual property could be found to be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We currently hold 1 provisional patent, as well as current and future trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to Bulletproof wall fillers and other security products.

2. David Rogers and Doug Marks are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. There are other potential competitors who may be better positioned to take the majority of the market. We may compete with larger, established companies who will see this product category and the opportunity it presents. They have much better financial means and marketing/sales and human resources than us. They may find a way to circumvent our intellectual property and succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Rhino Hide product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

5. This is a new company. It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Rhino Hide product is a good idea, and that Rhino Hide will be able to secure the intellectual property rights to the wall filler product, that we will be able to successfully market, manufacture and sell the Rhino Hide product, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any product and we plan to market it such that it that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

6. Even if we raise the maximum sought in this offering, we may need to raise more funds in order to be able to start manufacturing operations. We estimate that we will require at least $250,000 to commence commercial production of the Rhino Hide wall filler product. We believe that we will be able to finance the commercial production of this product through pre-payment of orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

7. Our financial review includes a going concern note. The ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period-of-time.

8. Any valuation at this stage is speculation. The value of the company was not established using a formal appraisal, but with what we believe to be the fair market value, based on the estimated value of the limited assets such as product design, prototypes, web assets, business planning and expertise of the founder and team in bringing products and services to the marketplace.

9. Our business projections are estimates. There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you) will make money. If there is sufficient demand for the Rhino Hide product, people think its a better option than the competition, and Rhino Hide has priced the product at a level that allows the company to make a profit and still attract business.

10. Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alan Pagni	Senior Application Development Engineer @ Materia	2019
Jason Giddings	CEO @ Rhino Hide	2018
David Rogers	CEO @ Headwaters Bamboo	2019
Doug Marks	Of Counsel Attorney @ Kunzler Law	2019

Officers

OFFICER	TITLE	JOINED
Jason Giddings	CEO CEO	2018
David Rogers	Business Development Manager	2019
Doug Marks	Secretary	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jason Giddings	2,000,000 Class A Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$2,770	Priced Round
03/2020	$33,360	Priced Round
08/2019	$418,588	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$49,999	•12.5% towards campaign marketing •10% toward operations •30% towards patents and IP •20% towards web development •20% towards chemical testing •7.5% towards Wefunder intermediary fee
$250,000	• Secure the IP we have developed over the first year of development (16%) • Independently test our 3 product blends for UL certification (16%) • Develop our website to include Certified Installer portals(12%) • Develop video training assets (12%) • Construct molds for the plastics used in our pumping equipment (14.5%) •Build chemical and installation equipment inventory (10%) •Begin the online and trade-show marketing efforts (6%) •Facilities and operations (6%) •Wefunder intermediary fee (7.5%)
$501,639	• Secure the IP we have developed over the first year of development (8%) • Independently test our 3 product blends for UL certification (8%) • Develop our website to include Certified Installer portals(6%) • Develop video training assets (6%) • Construct molds for the plastics used in our pumping equipment (9%) •Build chemical and installation equipment inventory (20%) •Begin the online and trade-show marketing efforts (25.5%) •Facilities and operations (10%) •Wefunder intermediary fee (7.5%)

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Common	1,500,000	432,925	No
Class C Common	400,000	0	No
Class A Common	2,000,000	2,000,000	Yes

The Funding Portal

Rhino Hide is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.